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09055554

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Andrews Securities, LLC (formerly Keating Securities, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5251 DTC Parkway, Suite 1090
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tabitha Aspling (720) 489-4904
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

PROCESSED
MAR 04 2009
THOMSON REUTERS

SEC Mail Processing
Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tabitha Aspling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Andrews Securities, LLC (formerly Keating Securities, LLC), as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FinOp

Title

Notary Public

MELISSA D. SALINAS
Notary Public
State of Colorado
My Commission Expires June 13, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition..
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDREWS SECURITIES, LLC
(formerly Keating Securities, LLC)

CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
Andrews Securities, LLC (formerly Keating Securities, LLC)

We have audited the accompanying statement of financial condition of Andrews Securities, LLC (formerly Keating Securities, LLC) as of December 31, 2008, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrews Securities, LLC (formerly Keating Securities, LLC) as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2009

ANDREWS SECURITIES, LLC
(formerly Keating Securities, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	14,610
Due from clearing broker		381,097
Deposit with clearing broker		25,000
Securities owned, at fair value (Note 4)		103,818
Accounts receivable		23,144
Other assets		31,657
	$	**579,326**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Due to clearing broker	$	111,066
Accounts payable		9,824
Accrued expenses and other liabilities		14,488
Total liabilities		135,378
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
MEMBERS' EQUITY (Notes 2 and 6)		443,948
	$	**579,326**

The accompanying notes are an integral part of this statement.

ANDREWS SECURITIES, LLC
(formerly Keating Securities, LLC)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE:		
Investment banking and capital raising income	$	459,505
Market making, proprietary trading and commission income		92,555
Interest income		13,403
Other		500
Total revenue		565,963
EXPENSES:		
Partner and employee compensation and benefits		295,677
Market making, trading and clearing broker charges		108,752
Legal and professional fees		101,013
Rent and occupancy costs		54,735
Technology and communications		47,228
General and administrative		46,578
Travel and entertainment		31,282
Commissions		30,000
Depreciation and amortization		10,951
Marketing and promotion		5,245
Total expenses		731,461
NET LOSS	**$**	**(165,498)**

The accompanying notes are an integral part of this statement.

ANDREWS SECURITIES, LLC
(formerly Keating Securities, LLC)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY, December 31, 2007	$	1,436,942
Distributions		(827,496)
Net loss		(165,498)
MEMBERS' EQUITY, December 31, 2008	**$**	**443,948**

The accompanying notes are an integral part of this statement.

ANDREWS SECURITIES, LLC
(formerly Keating Securities, LLC)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(165,498)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		10,951
Unrealized gains on marketable securities		(33,082)
Changes in operating assets and liabilities:		
Decrease in due from clearing broker		876,127
Decrease in securities owned		101,613
Increase in accounts receivable		(23,144)
Increase in other assets		(15,775)
Increase in accounts payable		1,152
Decrease in accrued expenses and other liabilities		(5,190)
Decrease in securities sold short		(178,156)
Increase in due to clearing broker		107,570
Net cash provided by operating activities		676,568
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Distributions to member		(827,496)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(150,928)
CASH AND CASH EQUIVALENTS, at beginning of year		165,538
CASH AND CASH EQUIVALENTS, at end of year	**$**	**14,610**

The accompanying notes are an integral part of this statement.

ANDREWS SECURITIES, LLC
(formerly Keating Securities, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Andrews Securities, LLC ("Andrews Securities" or the "Company"), formerly known as Keating Securities, LLC, is a Delaware limited liability company, organized in 2003 to engage in proprietary equity transactions, private placements of securities, best efforts underwriting and market-making in a maximum of 50 securities for inter-dealer transactions only. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA").

The Company, under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents. Cash equivalents consist exclusively of money market instruments.

Revenue Recognition

The Company primarily derives its revenues from i) investment banking and capital raising activities, ii) market making and proprietary trading, and iii) institutional and retail brokerage services. Revenue associated with investing banking and capital raising activities is recognized when earned in accordance with the applicable investment banking and placement agent agreements. Due diligence fees and expense advances received by the Company, along with any related expenses that are incurred, are initially deferred and are recognized only when the services have been provided. Revenue associated with proprietary transactions and the related commissions and expenses is recognized on a trade-date basis.

The Company records its securities transactions on a trade-date basis.. Changes in the valuation of portfolio investments are included in the statement of operations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" (SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Securities (concluded)

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities and securities sold, not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. The Company considers these investments as Level 1 securities.

Restricted securities are securities subject to SEC Rule 144 or other holding period restrictions, and cannot be sold without prior registration under the Securities Act of 1933. These securities are valued as if they were marketable securities with liquidity discounts determined by the Company's management. The Company considers these investments as Level 2 securities.

Income Taxes

The Company is recognized as a Partnership by the Internal Revenue Service. As such, the Company does not record a provision for income taxes because each member reports their share of the Company's income or loss on their income tax returns.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2008, the Company had net capital and net capital requirements of $348,574 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company is obligated under a non-cancelable operating lease, through a sublease agreement with a former member, for office space expiring December 31, 2012. The aggregate minimum future payments under this sublease are payable as follows:

Year	Amount
2009	$ 41,650
2010	49,097
2011	49,989
2012	50,882
	$ 191,618

The lease is subject to escalation for the Company's proportionate share of increases in real estate taxes and other operating expenses. Rent and related occupancy costs charged to operations amounted to $54,735 for the year ended December 31, 2008.

NOTE 4 - FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of 12/31/2008
Assets				
Securities owned, at fair value	$ 103,818	-	-	$ 103,818

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND OTHER RISKS AND UNCERTAINTIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the market value of those securities decline subsequent to December 31, 2008.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and equivalents, amounts due from clearing broker, deposit with clearing broker, accounts receivable, other assets, due to clearing broker, accounts payable, accrued expenses and other liabilities, are carried at amounts that approximate fair value due to the short-term nature of those instruments. Investments are valued as described in Note 1.

NOTES TO FINANCIAL STATEMENTS
(concluded)

NOTE 6 - CHANGE IN OWNERSHIP TRANSACTIONS

Prior to August 21, 2008, Andrews Securities, formerly known as Keating Securities, LLC, was 100% owned by Keating Investments, LLC ("Keating Investments"). On August 21, 2008, a transaction was completed whereby Keating Investments sold 80% of Andrews Securities to Jeff L. Andrews and Michael J. Keating, the brother of Timothy J. Keating, who is the managing member of Keating Investments. Following completion of this transaction, Keating Investments continued to own 20% of Andrews Securities, but did not actively participate in the operations or management of Andrews Securities. In connection with the transactions by which Keating Investments sold its 80% interest in Andrews Securities, a continuing membership application ("CMA") was filed with FINRA on June 3, 2008. The CMA was approved by FINRA in December of 2008.

On January 31, 2009, Keating Investments sold its remaining 20% interest in Andrews Securities to Jeff L. Andrews and upon completion of the sale transaction, was terminated as a member of Andrews Securities.

NOTE 7 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company was retained as the exclusive placement agent of Keating Capital, Inc. ("Keating Capital"). Keating Capital is a closed-end investment company where Keating Investments serves as Keating Capital's investment adviser and also provides Keating Capital with the administrative services necessary for it to operate.

During the year ended December 31, 2008, Keating Capital completed a private placement transaction where the Company was paid an aggregate of $398,860 in fees (7% of the gross proceeds raised) and $15,632 in pre-approved expense reimbursements for acting as Keating Capital's exclusive placement agent.

During the year ended December 31, 2008, Keating Investments incurred a variety of expenses of which a portion were deemed to have either directly or indirectly benefited the Company. A portion of these expenses, totaling $113,817 for the year ended December 31, 2008, were allocated and charged to the Company using both headcount-based and specific identification allocation methods and were primarily comprised of employee salaries and benefits, technology and communications related charges, professional fees and other operating expenses.

SUPPLEMENTARY INFORMATION

ANDREWS SECURITIES, LLC
(formerly Keating Securities, LLC)

COMPUTATION OF NET CAPITAL PURSUANT TO NET CAPITAL RULE 15c3-1 DECEMBER 31, 2008

CREDIT:	
Members' equity	$ 443,948
DEBITS:	
Non-allowable assets	
Deposit with clearing broker	25,000
Accounts receivable	23,144
Other assets	31,657
Total debits	79,801
Net capital before haircuts on securities positions	364,147
Haircuts on securities positions	15,573
NET CAPITAL	348,574
Minimum requirements of 6-2/3% of aggregate indebtedness of $24,312 or $100,000, whichever is greater	100,000
Excess net capital	**$ 248,574**
AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 9,824
Accrued expenses and other liabilities	14,488
Due to clearing broker	111,066
Less: liabilities adequately secured by assets	(111,066)
	$ 24,312
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.07 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation by the Company with the unaudited Form X-17A-5 as of December 31, 2008.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
Andrews Securities, LLC (formerly Keating Securities, LLC)

In planning and performing our audit of the financial statements and supplementary information of Andrews Securities, LLC (formerly Keating Securities, LLC) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

In addition, our review indicated that the Company was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2008, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 20, 2009

END